January 10, 2020
Via E-mail

Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004

       Re:      Diana Shipping Inc.
                Schedule TO-I
                Filed January 3, 2020
                File No. 005-81513

Dear Mr. Horton:

       The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase for Cash attached as Exhibit (a)(1)(A) to the Schedule TO-I.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I
Cover Page

1. In any future tender offers filed on schedule TO, please revise the cover page to check the appropriate box to designate that this transaction relates to an issuer tender offer subject to
   Rule 13e-4.

General

2. We note that this is the seventh successive tender offer conducted by the issuer since
   November 2018. If a series of transactions has a reasonable likelihood of producing one of the effects enumerated in Rule 13e-3(a)(3)(i), Rule 13e-3 may be implicated, and as such, a
   Schedule 13E-3 must be filed at the first step. Confirm your continued understanding in your response letter.
 Edward S. Horton, Esq.
Seward & Kissel LLP
January 10, 2020
Page 2

Exhibit (a)(1)(A)
Purpose of the Offer; Certain Effects of the Offer; Other Plans

3. We note the disclosure here regarding your intention to conduct future tender offers and the factors upon which you will base that decision. We note that part of the decision would be based on the price you can obtain for a vessel in the secondhand market, which funds would be used to pay for tendered shares in future offers. Since this Offer was commenced very shortly after your last tender offer ended, what were the factors that the Board relied on to commence this Offer? Was a vessel sold to fund this Offer? Please advise us supplementally, with a view to additional revised disclosure in the offer materials.

Conditions of the Offer, page 10

4. With respect to the armed hostilities condition set forth at the bottom of page 10, we note that according to news reports, on January 8, 2020, Iran launched missile attacks on one or more
   U.S. military bases in Iraq. Please amend the Offer materials to advise whether your "armed hostilities" condition was triggered by this event and if so, whether you are waiving that condition or asserting it to terminate the Offer.


                                               *   *   *


        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                             Sincerely,

                                                             /s/ Joshua
Shainess

                                                             Joshua Shainess
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions